Exhibit 99.1

For Immediate Release

NORSAT AWARDED $2.7 MILLION ORDER FROM MAJOR U.S. MILITARY CONTRACTOR

Norsat’s MarineLink COM series VSATS to help provide high throughput sea-borne communications

Vancouver, British Columbia – October 15, 2015 – Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that it was awarded a $2.7million contract from a major U.S. military contractor for its Ku-Band and Wideband Global SATCOM (WGS)-certified X-Band marine VSAT terminals.

Dr. Amiee Chan, president and chief executive officer of Norsat, commented, “We are very pleased to have been selected to provide our newest generation of Maritime VSAT terminals for a major U.S. military contractor. The reliability of our products in remote and challenging environments, such as maritime operations, continues to be a significant market opportunity for Norsat. This contract complements our expanding backlog of satellite orders and improves upon our long-term visibility. This, and other recently awarded contracts, reveals that our continuous investment in R&D has yielded innovations that enable our off-the-shelf terminals to be easily customized for both military and commercial markets worldwide. We believe there are additional opportunities that lie ahead for us in this market.”

Under the agreement, Norsat will supply its MarineLink COM12 1.2m and MarineLink COM15X 1.5m dual antenna maritime VSAT terminals to support sea-borne communications. Norsat’s newest generation of MarineLink COM terminals provide the most reliable high throughput satellite communications available in the market today for maritime vessels, including naval ships. Additionally, Norsat’s proprietary Low Noise Block downconverters (LNB) and class-leading efficient ATOM Block Upconverters (BUC) will be integrated into the MarineLink terminals.

Both the COM12 and COM15X include Norsat’s latest technical upgrades such as heavy-duty industrial grade motors, advanced high-speed acceleration and braking, high gain and low-loss antenna and RF filter chain, and conformance to military standards for high impact shock, vibration, and Electromagnetic Compatibility (MIL-STD-901D, MIL-STD-167, MIL-STD-461 for EMC). In addition, the COM15X will be officially going through ARSTRAT’s WGS certification process. WGS certification gives the COM15X permission to operate on the high-capacity WGS satellite constellation controlled and operated by the U.S. government. Due to ARSTRAT’s WGS certification timing requirements, Norsat expects to begin delivery on the MarineLink terminals in Q4 2016.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com